UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

Towers Watson & Company

2.	Name of Person Relying on Exemption:

Driehaus Capital Management LLC

3.	Address of Person Relying on Exemption:

25 East Erie Street

Chicago, IL 60611

4.	Written Materials:

The attached written materials are submitted pursuant to Rule 14a-6(g)(1)

September 14, 2015

Fellow Towers Watson & Company Shareholders,

Driehaus Capital Management LLC is the investment adviser for funds that own 697,000 shares of Towers Watson. We have issued a white paper that provides detailed analysis of the proposed transaction and outlines for all Towers Watson & Company (TW) shareholders a decisive case for why it’s in the interests of TW shareholders to vote against the proposed Willis Holdings Group plc (WSH) transaction.

The following is a summary of some of the white paper’s key points. To read the white paper in its entirety, please go to the following link: driehauscapitalmanagement.com/pdf/strategies/Driehaus-TW-White-Paper-0915.pdf

THE STANDALONE ALTERNATIVE OFFERS SUPERIOR VALUE TO TOWERS WATSON SHAREHOLDERS

•	The standalone alternative offers TW shareholders between 39%-53% more value than the proposed combination with Willis Group

•	Towers Watson shares have declined by 15% since the transaction was announced, reflecting the value-destructive nature of the combination

THE PROPOSED EQUITY SPLIT TRANSFERS VALUE FROM TOWERS WATSON SHAREHOLDERS TO WILLIS STAKEHOLDERS

•	The offer was made at a 9% discount, representing a ‘takeunder;’ Towers Watson is the only US target this year not to receive a premium

•	The proposal ignores Towers Watson’s superior growth prospects and market valuation and implies a significant enterprise value premium for Willis Group despite WSH’s material operational challenges

SYNERGY VALUATIONS ARE MATERIALLY INFLATED AND FAIL TO COMPENSATE FOR VALUE DESTRUCTION

•	Management’s estimates of net present value synergies are grossly inflated because they use P/E for capitalization; when capitalized at a realistic multiple, synergies are blatantly insufficient to bridge the value-destruction gap

THE PROPOSAL EXPOSES SHAREHOLDERS TO A RISKY AND DEBT-LADEN WILLIS RESTRUCTURING

•	After three years of operating margin contraction, Willis announced a four-year $410 million restructuring plan in April 2014. The plan is unproven and exposes TW shareholders to material risk

•	Willis Group’s debt/EBITDA is more than 3x; prior to the announcement, the company faced a prospective downgrade to non-investment grade amid continued credit-metric deterioration

The transaction proposed by Willis Holdings Group will destroy value for Towers Watson & Company’s shareholders. Once again, we urge fellow shareholders to vote against this proposal.

Sincerely,

/s/ K.C. Nelson	/s/ Matthew Schoenfeld
K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Alternative Strategies	Assistant Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

About Driehaus Capital Management

Driehaus Capital Management LLC is a privately-held, independent investment adviser with $10 billion in assets under management as of August 31, 2015. The firm manages global, emerging markets, and US growth equity, hedged equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit www.driehaus.com.

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of September 14, 2015 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for funds that own 697,000 shares of Towers Watson & Co. (TW) and have sold short shares of Willis Group Holdings plc (WSH) as of September 14, 2015. Holdings are subject to change, and Driehaus may buy shares of TW or WSH or sell, including sell short, shares of TW or WSH at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

Driehaus is not soliciting proxies relating to the TW shareholder meeting and does not have the authority to vote your proxy. Driehaus urges TW shareholders to vote against the proposed transaction.

Towers Watson & Co.

Analysis of Proposed Combination with Willis Group Holdings plc & Standalone Alternative

Driehaus Capital Management

September 14, 2015

CONTENTS

01 Executive Summary

02 Transaction Overview

03 Key Transaction Issues

04 Standalone Alternative

Disclaimers

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC

(“Driehaus”) as of September 14, 2015 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for clients that own 697,000 shares of Towers Watson & Co. (TW) and have sold short shares of Willis Group Holdings plc (WSH) as of September 14, 2015. Holdings are subject to change, and Driehaus may buy shares of TW or WSH or sell, including sell short, shares of TW or WSH at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

Driehaus is not soliciting proxies relating to the TW shareholder meeting and does not have the authority to vote your proxy. Driehaus urges TW shareholders to vote against the proposed transaction.

Section 01

Executive Summary

01 Executive Summary

Tower Watson & Co.’s proposed combination with Willis Group Holdings plc does not provide full and fair value to Towers Watson shareholders

1.The standalone alternative offers superior value to Towers Watson shareholders

Towers Watson shares have declined by 15% since the transaction was announced, reflecting the value-destructive nature of the combination

The standalone option offers TW shareholders between 39% to 53% more value than the proposed combination

2. The proposed equity split transfers value from Towers Watson to Willis Group

The proposal ignores Towers Watson’s superior growth prospects and market valuation, implying a significant enterprise value premium for Willis Group despite WSH’s material operational challenges

Towers Watson shareholders are exposed to downside risk of 28% or more with little prospective upside

3. Synergy valuations are materially inflated and fail to compensate for value destruction

Management’s estimates for synergy NPV are grossly inflated because they use a blended P/E for capitalization.

For example, to calculate the net present value (NPV) of cost synergies, management multiplies the high-end of its expected cost synergies ($125 million) by an average assumed P/E of 18.5x for the pro forma company and then applies a small discount for time value

When capitalized with realistic multiples, synergies are clearly insufficient to bridge value destruction gap

4. The proposal exposes shareholders to a risky and debt-laden Willis restructuring

After three years of operating margin contraction, Willis announced a four-year $410 million restructuring plan in April 2014. The plan is unproven and exposes TW shareholders to material risk

Willis Group’s debt/EBITDA is more than 3x; prior to the announcement, the company faced a prospective downgrade to non-investment grade amid continued credit-metric deterioration

5. The proposed combination dilutes Towers Watson’s burgeoning Healthcare Exchange business

Healthcare Exchange business’ rapid growth profile should engender a premium for Towers Watson’s shares and the 2018 “Cadillac Tax” offers a meaningful inflection point in years prior to its effective date. The proposed combination would halve the exposure of current TW holders to this highly attractive opportunity

Section 02

Transaction Overview

02 Transaction Overview

Deal Terms & Market Reception

Announcement of Combination—June 30, 2015: Towers Watson shareholders to receive 2.649x Willis Group Holdings shares and a one-time cash dividend of $4.87/share

- **A negative premium of 9% was offered for Towers Watson shareholders, representing a 'takeunder'**
  - -Towers Watson is the **ONLY** US target this year not to receive a premium[1]
  - -Year to date, the average US M&A premium is 26.1%[2]


Towers
Willis
6/29/2015
Equity split per market value
pre-deal announcement
46.0%
54.0%
50.1%
49.9%
Equity split per deal terms

- **The result was a significant transfer of wealth from Towers Watson to Willis Group Holdings stakeholders:**


One-day Price Change, 6/30/2015[3]
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
-10.0%
Towers Watson (TW), Equity
Willis Group (WSH), Equity
WSH 4.625 Corporate Bonds

1. Target data set is publically traded U.S. targets with total deal value greater than $1 billion as of 9/4/2015. Data from Bloomberg M&A. One other deal which technically was struck at a price lower than the one-day prior pre-deal price was the acquisition of Aruba Networks Inc. by Hewlett-Packard on 3/2/2015 (deal was for $24.67/share compared to prior day close of $24.81). However, we do not consider this a 'takeunder' because press reports of a prospective HP acquisition of Aruba had leaked on 2/25/2015, and Aruba's share price increased from $18.38 to $24.81 by the end of the week. Therefore, the $24.67 offer was still a 34% premium to unaffected Aruba $/share per 2/24/15 closing price
2. Source: Bloomberg M&A; includes U.S. deals for publically traded targets with minimum value of $1 billion and deals are equally weighted
3. One-day price change or 'next trade' with respect to corporate debt

02 Transaction Overview Analyst Reception

Willis Group “Appears to be extracting more value from the transaction than” Towers Watson

-Barclays PLC analyst Jay Gelb, The Wall Street Journal, 7/1/2015

Since deal announcement, six analysts have modified their valuation/price target for Towers Watson; five out of six lowered their target price.1 During the same period, four analysts modified their targets for Willis: All five raised their price targets2

Not surprisingly, Towers Watson—which had outperformed the S&P 500 by 143% on a five-year basis pre-deal—has drastically underperformed since agreeing to be taken-under by consistent laggard Willis, which had underperformed the S&P by 47% in the five-year period prior to the deal3

Five-year Performance, pre-deal Performance, post-deal

TW substantially outperforms the S&P 500 while WSH lags badly TW markedly underperforms amid value-destructive ‘takeunder’

1. Research teams which have decreased TW price target since 6/30/2015 and as of 9/4/2015: Stifel, Piper Jaffray, Deutsche Bank, Raymond James, and Robert W. Baird (Does not include Bank of America Merrill Lynch because it has both lowered and raised TW target since the deal announcement)

2. Research teams which have increased WSH price target since 6/30/2015 and as of 9/4/2015: J.P. Morgan, Deutsche Bank, UBS, and Goldman Sachs, Bank of America Merrill Lynch

3. Source: Bloomberg pricing data

Section 03

Key Transaction Issues

I. Valuation methods used to justify deal terms are deeply flawed

II. Synergy valuation is grossly overstated and TW shareholders suffer disproportionately from valuation overestimates

III. Proposal exposes TW shareholders to high-risk Willis restructuring and highly-levered Willis balance sheet

IV. Non-solicitation clause destroys shareholder value by deterring other bidders

03 Key Transaction Issues Flawed Valuation

I. Valuation methodology used to justify TW/WSH exchange ratio is severely flawed

TW’s financial advisor, Bank of America Merrill Lynch (BAML), measured TW & WSH valuation (and correspondingly, judged the fairness of the exchange ratio) in three primary ways: 1. Public comp analysis, 2. relative contribution analysis, and 3. discounted cash flow analysis. Each gauge was flawed and unfair to TW shareholders. Reviewing and correcting each, in turn:

1. Public Comp Analysis

The financial advisor selected seven peers for the comparable analysis; two of these peers focused on Risk Services (Aon & Marsh) while five focused on Consulting (Accenture, FTI, Huron, The Advisory Board, & The Corporate Executive Board). The mean and median 2015 EBITDA multiple for this peer group was 13.5x and 12.4x respectively.1

With this 12.4x-13.5x (median and mean respectively) range for peers in mind, the question then turns to where TW fits and what an appropriate multiple for it would be. Logically, EBITDA ‘growers’ are typically afforded a premium to slower-growth companies. In this vein, the companies’ EBITDA CAGRs are paramount. As displayed by the table below, TW has the highest EBITDA CAGR among peers2 in the post-financial crisis era. Furthermore, TW’s EBITDA

CAGR is more than double both the mean and median annual growth rate among peers.3 Such superior growth should garner a superior multiple.

TW Peers (per TW advisor) 2009-2014 EBITDA CAGR

Accenture plc 5.6%

FTI Consulting -4.8%

Huron Consulting 8.9%

The Advisory Board 7.8%

The Corporate Executive Board 7.3%

Aon plc 14.3%

Marsh & McLennan 3.9%

Peer Set Mean 6.2%

Peer Set Median 7.3%

Towers Watson 14.6%

Despite Its Best-in-Class EBITDA CAGR, TW is Assigned a Discounted Valuation Multiple by Financial Advisor

It utilizes a range of 11.0x to 12.5x; this range is a 1.0x to 2.5x discount to the average peer multiple of 13.5x. Using this excessively discounted multiple range, the financial advisor then derives an implied value of $129.50-$146.00 per share for TW. Correspondingly, the financial advisor finds that the appropriate exchange ratio for TW/WSH is between 2.4x and 3.4x based on this valuation metric.4

TW Should be Valued at a Premium Multiple to Peers, Not a Discount

At the very least, TW deserves a peer multiple; more appropriately, it would be valued at a premium given its superior EBITDA CAGR and more attractive business mix (namely, by limiting the peer set to Risk Service and Consulting companies, the financial advisor implicitly ignores the higher multiple healthcare exchange business).

1. Form S-4, 8/27/2015, P. 101 PUBLIC COMP ANALYSIS CONTINUED ON THE FOLLOWING PAGE

2. Source: Company filings, Bloomberg; Adj. EBITDA used for comparability

3. Id. Note that EBITDA figures are for the fiscal year

4. Multiples rounded to one decimal place

03 Key Transaction Issues Flawed Valuation

I. Valuation methodology used to justify TW/WSH exchange ratio is severely flawed

Even with a Conservative In-line Multiple, Proposal Undervalues TW Shares by More than 25%

But despite the strong case for a premium multiple, we remain conservative by utilizing a multiple in line with the peer group average (see table on right-hand side, below). Utilizing 13.5x as the midpoint for the valuation range implies that TW shareholders should receive 25.3% more in consideration than is offered by the current 2.649x exchange rate and $4.87 dividend. Remarkably, even the financial advisor’s excessively discounted range indicates that TW shareholders are receiving insufficient consideration; at their 11.75x midpoint, the offer would still need to be increased by 9.1% for TW shareholders to receive fair value:1

Financial Advisor Valuation Normalized Valuation2

EBITDA Midpoint 11.75x EBITDA Midpoint 13.50x

EBITDA Multiple Relative to Peers -13.0% Financial advisor’s EBITDA multiple is EBITDA Multiple Relative to Peers 0.0%

punitive. With a more realistic peer multiple,

the inequity of the current exchange ratio is

Implied TW / WSH Exchange Ratio 2.90x even more glaring Implied TW / WSH Exchange Ratio 3.35x

Increase in current bid required for fair value 9.1% Increase in current bid required for fair value 25.3%

1. Calculation of normalized valuation implied exchange ratio is done by 1) deriving implied TW price from financial advisor ratio using pre-deal WSH $/shr, then 2) multiplying the implied financial advisor price by the ratio of the normalized EBITDA midpoint to the financial advisor’s EBITDA midpoint (i.e. 13.5x / 11.75x), then 3) stripping out the $4.87 special dividend and backing into an implied TW/WSH exchange ratio

2. It is worth noting that the financial advisor also does a similar exercise using P/E multiples; however, such analysis lacks the relevancy or credence of EV/EBITDA because of the significantly different capital structures of Towers Watson and Willis Group, respectively

03 Key Transaction Issues

Flawed Valuation

I. Valuation methodology used to justify TW/WSH exchange ratio is severely flawed

2. ***Relative Contribution Analysis***

Here, the financial advisor attempts to calibrate "the relative contributions of Towers Watson and Willis to the combined company's calendar years 2015-2017 estimated adjusted EBITDA," and finds that TW is likely to contribute "approximately 43.0% to 44.1%" of EBITDA over the period; from this information, they derive an implied exchange ratio of 2.62x to 2.76x.[1]

The financial advisor is presumably working off something near the company's projections, via their Form S-4. Per below, these most recent figures imply a 'relative EBITDA contribution' by TW of ~44% over the period cited by the financial advisor:

2015-2017 Internal Projections; WSH Inflated & Overly Optimistic

	2015E	2016E	2017E	Total
WSH Adjusted EBITDA	$910	$1,051	$1,193	$3,154
TW Adjusted EBITDA	793	831	876	2,500
TW, % Contribution	46.6%	44.2%	42.3%	44%

➢ The Analysis Ignores Restructuring Costs

The problem with this relative contribution analysis is that it ignores the quality of each firm's 'adjusted' EBITDA estimate. **From 2015-2017, WSH expects more than $390 million in restructuring costs**. To put this into context, WSH projects net income estimate of $436 million for the entire calendar year of 2016.[3] Additionally, it is unclear whether or not WSH will need further restructuring given its continued margin deterioration. The bottom line is that these are real cash costs and it would be disingenuous to sweep them under the rug as a mere one-off.

➢ Analysis Assumes Swift Recovery for Willis

Another issue is the exuberant expectations implicitly baked in for WSH per the company's projections in the S-4, specifically for 2017, when internal projections presage net income jumping by 24%[4]; this seems to assume a near-flawless execution of WSH's highly-risky restructuring plan; **TW shareholders should not feel comfortable with this assumption.** 2016 also borders on having rose-colored glasses—projections have WSH 'underlying net income' jumping by 13.2% next year, which would be quite a recovery for a company that has seen net income shrink by 17.5% since 2010 and hasn't had a single year of net income growth greater than five percent since 2009[5]—but we will give WSH the benefit of the doubt on a comeback in 2016. Please see table on following page:

CONTINUED ON THE FOLLOWING PAGE ⇨

1. Form S-4, 8/27/2015, P. 104
2. Form S-4, 8/27/2015, P. 109
3. *Id.*
4. *Id.*; WSH projects net income rising from $436m in 2016 to $541m in 2017
5. Source: Bloomberg average adj. net income and company filings

03 Key Transaction Issues

Flawed Valuation

I. Valuation methodology used to justify TW/WSH exchange ratio is severely flawed

WSH Contribution Shrinks When Restructuring is Accounted for

	2015E	2016E	Total
WSH Adjusted EBITDA	$910	$1,051	$1,961
Restructuring Costs	($140)	($124)	($264)
Real WSH Adjusted EBITDA	$770	$927	$1,697
TW Adjusted EBITDA	793	831	1,624
TW, % Contribution	50.7%	47.3%	48.9%

➢ **Normalized Analysis Shows Proposal Undervalues TW by ~14%, Even With Too-Bullish WSH Forecast**

Per below, despite incorporating the flattering distortions to WSH EBITDA touched upon, even the financial advisor's analysis shows TW's shareholders getting shortchanged at the implied ratio midpoint, albeit by a modest 1.5% (table on left-hand side). However, once these distortions are accounted for, the normalized contribution analysis (table on right-hand side) shows a more substantial 13.8% compensation deficit for TW shareholders (note that this includes the expected $4.78 dividend).[1] Furthermore, this 13.8% figure is highly unlikely to delineate the full extent of the wealth transfer from TW shareholders to WSH shareholders dictated by the proposed 2.649x exchange ratio because, as mentioned in the previous paragraph, it is prefaced upon seemingly ebullient 2016 management projections for WSH.

Financial Advisor Analysis

TW, % Contribution, Midpoint	43.6%
Implied Exchange Ratio Midpoint	2.69x
Increase in current bid required for fair value	**1.5%**

Indefinite Restructuring Costs Must be Accounted for →

Normalized Analysis

TW, % Contribution, Midpoint	48.9%
Implied Exchange Ratio Midpoint	3.03x
Increase in current bid required for fair value	**13.8%**

1. Calculation of normalized analysis implied exchange ratio is done by 1) deriving implied TW price from financial advisor's ratio using pre-deal WSH $/shr, then 2) multiplying the implied BAML price by the ratio of the normalized contribution to the BAML contribution midpoint (i.e. 48.9% / 43.6%), then 3) stripping out the $4.87 special dividend and backing into an implied TW/WSH exchange ratio

03 Key Transaction Issues

Flawed Valuation

I. Valuation methodology used to justify TW/WSH exchange ratio is severely flawed

III. ***Discounted Cash Flow Analysis***

The financial advisor utilizes a discount rate for cash flows that ranges from 8.5%-10.5% for TW and 7.0%-8.5% for WSH.[1] Because we know the cost of debt for both companies (for example, WSH has $2.36 billion in debt with an average yield of 3.3%; when adjusted for an expected 25% long-term tax rate, the cost of debt is ~2.5%),[2] we can deduce the implied cost of equity. Per below, the financial advisor is using an implied cost of equity of 9.7% for TW versus 9.3% for WSH.[3]

BAML Weighted Average Cost of Capital

	Cost of Debt	Weight	Weighted Cost	Cost of Equity	Weight	Weighted Cost	WACC (BAML midpoint)
Willis Group Holdings	2.5%	22.4%	0.56%	***9.3%***	77.6%	7.19%	7.75%
Towers Watson	1.8%	2.6%	0.05%	***9.7%***	97.4%	9.45%	9.50%

➢ **By Assuming a Cost of Equity Advantage for WSH, Financial Advisor Ignores Operational and Balance Sheet Realities**

Granted, discounted cash flow analysis is by far the most 'squishy' of the metrics utilized here and is notoriously subjective, but regardless, it is highly improbable that WSH enjoys a nearly half-point cost of equity advantage over TW; the reverse is far more likely true. WSH is more levered by an order of magnitude– in fact, it is among the most levered companies within the space[4]—and was on negative credit watch for a prospective downgrade at Moody's to non-investment grade because of its operational struggles.[5] It is in the midst of a still undeveloped restructuring plan and booked restructuring costs equal to nearly 25% of net income in 1H 2015. Its EBITDA margins fell each year from 2010-2014, falling a cumulative 600bps and its EPS has contracted at a ~6% CAGR over the same period.[6] This compares with Towers Watson, which has a clean balance sheet, has no need for restructuring, and has shown the ability to meaningfully improve operating margins while fueling earnings power.

➢ **Data Underlying Assumption Is Likely Stale and Fails to Reflect Substantial Changes in TW and WSH, Respectively**

The lower cost of equity imputed for WSH likely stems from a lower beta input; indeed, when viewed over a two-year time-horizon (from 9/1/2013-9/1/2015), WSH's beta was ~19% lower than TW's. However, this two-year view ignores the material changes that have transformed both companies; TW for the better and WSH for the more uncertain. In this vein, over the last six months (from 3/1/2015-9/1/2015) TW's beta has been ~19% lower than WSH's, the exact opposite of what one would find if relying on the more dated and less relevant two-year data.[7]

Perhaps this is just quibbling—after all, it is difficult to put much credence in a valuation methodology in which the higher-end of the range is 285% greater than the low-end (financial advisor found the DCF implied an exchange rate somewhere between 1.21x -3.46x).

1. Form S-4, 8/27/2015, P. 103
2. Source: Bloomberg (updated pricing) and company filings
3. Inputs (via BAML midpoint) colored blue in chart
4. WSH is more levered than any of the peers BAML uses for its 'comps' on a TTM total debt / EBITDA basis (comps include Aon plc, Arthur J. Gallagher, Brown & Brown, and Marsh & McLennan)
5. Barclays Credit Research, "The Best Offense Is a Good Defense," 6/30/2015
6. Source: Company filings and Bloomberg Adj. EPS averages
7. From 9/1/2013-9/1/2015 WSH's raw and adjusted beta were 0.686 & 0.791, respectively, while TW's were 0.898 & 0.932, respectively. From 3/1/2015-9/1/2015 WSH's raw and adjusted beta were 0.537 & 0.691, respectively, while TW's were 0.403 & 0.602, respectively

03 Key Transaction Issues

Synergies Analysis

II. Synergy valuation is grossly overstated

➢Management's Synergy Estimates (See chart Below) Are Grossly Inflated Because They Use P/E for Capitalization

For example, to arrive at a net present value (NPV) for cost synergies, management multiplies the high-end of its expected cost synergies ($125 million) by an average assumed P/E of 18.5x for the pro forma company and then applies a small discount for time value. To quote the company verbatim:

"$125 million run-rate synergies capitalized based on Towers Watson's average P/E of ~20x and Willis' average P/E of ~17x (6-month average NTM P/E preceding announcement)." Willis / Towers Watson Supplemental Investor Information, 7/13/2015

➢There Are Myriad Problems with This Approach; Capitalizing Synergies Via P/E Is Hyper-Aggressive and Atypical

To start, synergies are inherently speculative by nature and when they do materialize they often don't fall directly to the bottom line. At most, synergy estimates should be capitalized by the inverse of weighted average cost of capital (WACC) plus an appropriate discount for time value of money. In this case, TW's WACC is ~9.0%, so a credible multiple might be 11.1x (equal to 100% divided by 9.0%).

➢ Tax Savings Are also Likely Exaggerated

Management asserts $75 million in tax benefits– i.e., they simply multiply $75 million by their assumed P/E of 20.0x for TW. The problem is that the $75 million figure is exaggerated. TW's income tax expense in 2015 was $200 million,[1] an income tax rate of 34.2%. Reducing this 34.2% rate to 25% (per target) would have saved $53.5 million. But it is far from clear that TW's income tax rate will fall to WSH's because TW derives a greater portion of its revenues from the US (53% compared to 42%). [2] Additionally, TW's fastest growing business (Healthcare Exchange) is US-based, so it could be even more difficult to take advantage of the more favorable tax jurisdiction moving forward (especially pertinent in light of the Treasury's moves on inversion in the latter-half of 2014). We give credit for $53.5 million (2015 level) in tax synergies, but feel anything greater would be speculative. Please see the full synergy waterfall below:

Once synergies are discounted at a reasonable discount rate with more realistic tax synergy projections, it is clear that the transaction destroys significant shareholder value


Willis / Towers Watson
Significantly Negative Incremental Value
Assumes:[3]
Cost synergies of $112.5 million (midpoint of management forecast)
Tax synergies of $53.5 million (Implied 2015 benefit from 25% rate)
$18.15
($2.41)
$0.94
$0.44
$17.12
Pro Forma Market Capitalization as of June 29, 2015 (Pre-Announcement)
Market Cap Value Destruction Post-Announcement
Cost Synergies
Tax Synergies
Illustrative Equity Valuation

1. Source: Company filings
2. *Id.* For 2014 fiscal year
3. TW weighted average cost of capital (WACC) of 9.0% is utilized for discounting and capitalizing. We discount tax synergies two years forward; cost synergies are discounted three years forward.

03 Key Transaction Issues TW Suffers Disproportionately

II. Synergy valuation is grossly overstated

TW Shareholders Suffer Net Loss Even if Synergies Are Realized; if Synergies Prove Illusory, Losses Could Approach 30%

TW shareholders have suffered the lion’s share of value destruction but will enjoy only half of any transaction synergies. Even if management succeeds in hitting its $112.5 million cost synergy midpoint and reduces its tax rate to 25%, TW shareholders still suffer a net loss of 7.5% (see left-hand, below).1 If management fails to extract these synergies (a change in tax law is top of mind among legislators)2 and/or if integration does not proceed as smoothly as anticipated (historically, large insurance brokerage acquisitions have faced challenges including revenue dis-synergies and high costs to retain talent),3 shareholder losses could rise to 28% or more (see right-hand, below):4

1. 7.5% loss results from pre-deal equity of $9.56 billion declining to $8.84 billion as a result of the transaction, per the build-up above

2. “Senators Pitch Tax Changes on Overseas Profits to Fund Highways,” The Wall Street Journal, 7/8/2015

3. J.P. Morgan Research, “Management Reiterates Long-Term Value Proposition of TW Merger, Although we are Concerned,” 8/26/2015

4. Cost dis-synergies of 2.5% LTM TW/WSH revenue capitalized at WACC; Revenue dis-synergies of 5% of LTM revenue assumed at 10.6% net income margin (avg. of TW/WSH in last FY) and capitalized at WACC

03 Key Transaction Issues Willis; Risky Restructuring & Over-Leverage

III. Willis restructuring and balance sheet

➢ **Willis' restructuring plan is unproven and must contend with meaningful and perpetual margin compression in recent years. As a result of these business challenges, Willis EPS has declined by more than 22% since 2011[1] (-6.1% CAGR)**

➢ **Over the same period, Towers Watson expanded margins by 270bps and grew EPS by more than 80%[2] (15.9% CAGR)**


TW vs. WSH
EBITDA Margin Trajectory, 2011-2014
30.00%
25.00%
20.00%
15.00%
2011
2012
2013
2014
Towers Watson EBITDA Margin
Willis Group EBITDA Margin


TW vs. WSH
EPS CAGR, 2011-2014
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
15.9%
Towers Watson
Willis Group
-6.1%

➢ **WSH is Highly-Levered; Moody's Negative Outlook Placed Investment Grade Status in Doubt**

On April 24, 2015 Moody's changed its rating outlook for WSH senior unsecured debt to negative from stable. WSH had a debt-to-EBITDA ratio of 4x as of year-end 2014, according to Moody's. To maintain its investment grade rating, Moody's expected Willis to reduce leverage to 3.5x by the end of 2016.[3] However, WSH has consistently failed to fulfill rating agency expectations for leverage reduction,[4] so its prospects for avoiding a downgrade appeared murky at best prior to its proposed deal with TW

1. Adj. EBITDA & EPS figures. Source: Company filings and Bloomberg Adj. EBITDA & EPS averages
2. *Id.*
3. "Moody's affirms Willis's Ratings (Baa3 senior), changes outlook to negative from stable" April 24, 2015
4. Barclays Credit Research, "The Best Offense Is a Good Defense," 6/30/2015

03 Key Transaction Issues Non-Solicitation Clause IV. Non-solicitation clause disadvantages TW shareholders

TW’s Non-Solicit Agreement Significantly Lowers the Odds of a Competing Offer

Puzzlingly, this proviso is actually cited in the Form S-4 as one of the “additional factors…generally supporting its decision.”

Specifically, the Board touts:

“The ability of Towers Watson, subject to certain conditions, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, and the Towers Watson board of directors’ ability to change its recommendation…“1

Non-Solicit Essentially Forces a Prospective Bidder to Go Hostile and Pay a Break-Fee

While the ‘ability’ to engage with an unsolicited bidder matters in theory, the reality is that by forcing a prospective bidder to go hostile, management makes a bid far less likely. Among myriad other issues, the bidder making this ‘unsolicited acquisition proposal’ would be unable to conduct due diligence prior to making a multi-billion dollar offer—furthermore, a prospective bidder would implicitly be on the hook for a $255 million termination fee triggered if the board of directors exercises its ‘ability’2

A ‘Go-Shop’ Period Should Have Been Negotiated to Protect TW Shareholders

A ‘go-shop’ period—a set amount of time during which TW could survey other potential buyers and seek out the acquirer that provides the most shareholder value—should have been negotiated and would have been in the best interest of TW shareholders.

This is particularly true given TW’s superior negotiating position; WSH had been considering strategic action for several years3 and was likely eager to negotiate a transaction because of its deteriorating operating performance and strained balance sheet.

As a result of this failure to advocate for shareholders, owners of TW equity are forced to consider WSH’s offer in isolation, without the prospect of an alternative offer which could have provided full value.

1. Form S-4, 8/27/2015, P. 95

2. Id., P. 45

3. Id., P. 71

Section 04

Standalone Alternative

I. The standalone business is worth at least 39% more than current proposal

II. Even in an ‘ultra-bull’ case for the pro forma TW/WSH, Towers shareholders’ upside is extremely limited

III. The standalone alternative avoids dilution of valuable Healthcare Exchange opportunity

04 Standalone Alternative

Standalone TW Better for Shareholders

I. Standalone business is worth at least 39% more than current proposal

➢ For valuation purposes, TW should be viewed as two distinct parts: Its core business and the Healthcare Exchange business. Per the analysis below, **the standalone company is worth between 39.4%-53.3% more than the current offer**

I. Core business

The peer set for the standalone core business trades at an average and median FY1 P/E of 20.9x and 18.8x, respectively.[1] On a forward EBITDA basis those figures are 11.9x and 11.8x, respectively.[2] For consistency, we utilize the peer set chosen by the financial advisor, delineated previously. Ironically, this peer set is now significantly more appropriate because we seek to value the Core business sans the characteristically distinct Exchange business.

Towers Watson Peers	P/E	EV/EBITDA
Accenture plc	20.0x	11.5x
FTI Consulting	19.7x	9.6x
Huron Consulting	18.8x	11.8x
The Advisory Board Company	36.4x	14.9x
The Corporate Executive Board	18.6x	12.3x
Aon plc	15.1x	12.0x
Marsh & McLennan	17.7x	11.2x
Peer Set Mean	20.9x	11.9x
Peer Set Median	18.8x	11.8x

Utilizing these figures and inputting TW's estimated 'non-Exchange' EPS and operating income yields a $/share range of $107.57 to $119.59 via P/E and a range of $103.31 to $104.24 on an EBITDA basis:

	P/E	2016E Core Earnings, $m[3]	Equity Value	Share Count	$/Shr, Core
TW Core, Peer Mean	20.9x	$397	$8,288	69.3	**$119.59**
TW Core, Peer Median	18.8x	397	7,455	69.3	**$107.57**

	EV/EBITDA	2016E Core EBITDA[4]	Core EV	Share Count	$/Shr, Core
TW Core, Peer Mean	11.9x	$607	$7,224	69.3	**$104.24**
TW Core, Peer Median	11.8x	607	7,159	69.3	**$103.31**

1. Market capitalizations as of 9/4/2015 divided by average analyst 2016E earnings
2. Enterprise Values as of 9/4/2015 divided by average analyst 2016E EBITDA
3. 2016e Core earnings per William Blair Research, "Some Mixed Commentary, but Underlying Trends Remain Positive," 8/11/2015 (As an aside, please note that TW's 2016 fiscal year began on 7/1/2015)
4. 2016e Core operating profit per William Blair Research, *Id.*

04 Standalone Alternative

Standalone TW Better for Shareholders

I. Standalone business is worth at least 39% more than current proposal

II. Exchange business

The Exchange business should be valued via longer-term discounted EBIT or via comparable companies. Due to its exceptionally high growth profile and expected margin expansion, metrics like near-term P/E are less germane.

- **Method #1- Discounted EBIT Analysis:** Once again, because the business is growing so rapidly (Healthcare Exchange EBIT grew by 70% in 2014),[1] a longer-term EBIT figure is needed for valuation purposes. Perhaps the most comprehensive work on TW's Healthcare Exchange business (as well as the space more broadly) has been done by Deutsche Bank's team,[2] and we utilize its EBIT projections for this exercise, which pegs 2020E EBIT at $944 million.[3] Because of the inherent difficulty in calibrating longer-term projections, we utilize a significantly higher discount rate of 18% (double TW's WACC) to arrive at an NPV of $350 million.

With respect to an appropriate EBIT multiple, we once again note the Healthcare Exchange's growth opportunity; in 2020 it is still projected to be growing top-line by more than 30% and EBIT by more than 40%.[4] TW's core business sports a far more modest mid-single digit growth profile and is implied at a low double-digit EBITDA multiple—presumably, the Exchange business should trade at a premium, likely a significant one. However, for the sake of conservatism, we assume an EBIT multiple in line with the implied EBITDA multiple for TW's slower-growth core, leading to a $60.10 valuation:

TW Exchange, 2020 E EBIT	$944
Discount Rate	18%
EBIT NPV	$350

→

EBIT NPV	$350
Valuation Multiple	11.9x
Implied Exchange EV	$4,165

→

Implied Exchange EV	$4,165
TW, Share Count	69.3
$/Share, Exchange	$60.10

- **Method #2- Valuation via Comps:** Due to its rapid growth rate and favorable margin structure, the peers set germane to the Healthcare Exchange business are fast-growing companies within the Software as a Service (SaaS) universe, per below:[5]

	2016-2017E Revenue CAGR	Enterprise Value	2016E Revenue	EV/Revenue
Workday Inc	42.0%	11,998	1,157	10.4x
Tableau Software Inc	33.5%	6,799	854	8.0x
Ultimate Software Group	24.8%	2,868	398	7.2x
Peer Mean	**33.4%**	7,222	803	**8.5x**
Peer Median	**33.5%**	6,799	854	**8.0x**
TW Exchange	41.2%	?	$493	?

It should be noted that TW's Exchange business' growth profile is most similar to Workday Inc's, which trades at 10.4x EV/Revenue. However, to remain conservative we use blend of the peer mean and median and arrive at a valuation of $58.69/share for the Exchange business. Please see table on the following page:

1. Deutsche Bank Research, "Exchange Enrollment Tracking Below our Estimates," 8/11/2015; estimate for 2014 Healthcare Exchange EBIT growth on P. 14
2. Deutsche Banks's 4/20/2015 research report "The Potential Impact of Private Exchange Adoption" provides a particularly in-depth lens into the Exchange opportunity
3. *Id. #1;* it is worth noting that this EBIT figure for Method #1 is just for the Healthcare Exchange portion of Exchange Services– a figure for the entire Exchange Services unit would have resulted in an even higher valuation, but we temper due to long-dated nature of EBIT estimate implicit in Method #1
4. *Id.*
5. Revenue estimates are from Bloomberg average revenue estimates; the EV/Revenue multiple is based on LTM revenue

Standalone Alternative Standalone TW Better for Shareholders

I. Standalone business is worth at least 39% more than current proposal

TW Exchange, 2016E Rev. $493 Implied Exchange EV $ 4,067

Implied Rev/EV multiple 8.25x TW, Share Count 69.3

Implied Exchange EV $4,067 $/Share, Exchange $ 58.69

Combining the values of Core TW and the Exchange business (see below), it becomes clear that the standalone alternative is far more attractive:

P/E $/Shr, Core $/Shr, Exchange1 Implied TW, $/Shr Proposal, $/Shr2 Standalone Premium

TW Core, Peer Mean 20.9x $119.59 $59.40 $178.99 $116.73 53.3%

TW Core, Peer Median 18.8x $107.57 $59.40 $166.97 $116.73 43.0%

EV/EBITDA $/Shr, Core $/Shr, Exchange Implied TW, $/Shr Proposal, $/Shr3 Standalone Premium

TW Core, Peer Mean 11.9x $104.24 $59.40 $163.64 $116.73 40.2%

TW Core, Peer Median 11.8x $103.31 $59.40 $162.71 $116.73 39.4%

1. Note that we average the two Exchange business valuation methods from the prior page ($60.10 and $58.69, respectively), which yields $59.40/Shr

2. Proposal value is based on WSH closing price on 9/4/2015

3. Id.

04 Standalone Alternative

Proposal is Inferior Risk/Reward Proposition

II. TW standalone preferable to 'heads I win, tails you lose' proposal

➢ Even if the Combined Company Extracts 2x Synergy Projections in 'Ultra-Bull' Case, TW Equity Is Barely Made Whole

Market participants are clearly weary of management's synergy projections and WSH's operational challenges, making this a 'show me' story. Unfortunately, even if the combined company does 'show them' and overcomes the odds by wildly exceeding expectations, potential upside for TW holders from its pre-deal, standalone price, is muted.

For example, consider the 'ultra-bull' case for the pro forma company, which assumes realized cost synergies twice as large as management's projections ($225 million vs. $112.5 million),[1] revenue synergies twice as large as expectations ($1 billion vs. $500 million),[2] and full credit for realized tax synergies. **<u>While this scenario would result in synergies with an NPV of $3.5 billion,[3] TW shareholders would realize just a 3.6% net gain</u>**:[4]

Even if the merger is wildly successful, TW shareholders benefit little. In the 'ultra-bull' case, shareholders stand to gain just 3.6%


TW Shareholders, Pro forma Ultra-Bull Case
Produces meager 3.6% upside
Assumes:
49.9% of Cost synergies of $225 million (double management midpoint)
49.9% of Revenue synergies of $1 billion (double management ~$500m base)
49.9% of Tax synergies of $75 million
$9.56
($1.41)
$0.83
$0.42
$0.51
$9.90
TW Market Capitalization as of June 29, 2015 (Pre-Announcement)
TW Market Cap Value Destruction Post-Announcement
Cost Synergies
Tax Synergies
Revenue Synergies
TW Illustrative Equity Valuation

➢ Despite Muted Upside, TW Shareholders Still Exposed to Substantial Further Downside

Shares have already fallen by 14.9% since the deal was announced amid selling by holders disappointed by deal terms and lowered price targets from similarly dismayed analysts. Moreover, the current trading level does not represent full downside risk—TW shareholders would almost certainly be exposed to further downside were WSH's high-risk restructuring to falter or integration to not proceed flawlessly—per earlier downside analysis, shareholder loses could well approach 30%.[5]

1. Projection per Willis / Towers Watson "Supplemental Investor Information," 7/13/2015
2. *Id.*
3. All synergies discounted by 9.0% WACC. Cost synergies discounted back three years, tax synergies credited immediately, and revenue synergies discounted back two years with assumed 11% net income margin
4. Net gain is equal to $9.9 billion implies equity value minus pre-announcement equity value of $9.56 billion divided by pre-announcement equity value
5. See our synergies analysis in Section 03

04 Standalone Alternative Avoiding Healthcare Exchange Dilution

III. TW standalone alternative avoids dilution of valuable Exchange opportunity

Exchange Buisness: Substantial Growth & Wealth Generation Potential

Towers Watson’s Exchange revenue grew by 36% in fiscal year 20151 and is a powerful source of shareholder returns moving forward; the opportunity could add $3.00 to EPS within five years (~60% of 2014 company-wide EPS).2

Strategic Benefits from the Transaction Appear Limited

Management has posited that the Willis deal is strategically important to the Exchange business.3 The problem with this argument is that Willis was already

Towers Watson’s strongest channel partner, so the incremental value is unclear at best.4 During the conference call announcing the deal, William Blair analyst Timothy J. McHugh asked TW CEO John Haley a highly relevant question in this vein– “Help us understand just strategically if Liazon (TW) already had a partnership with Willis…what changes with the transaction…?” Mr. Haley’s response did little to mitigate concerns:

“…what changes when we do this? Willis goes from having the white label to being a – we’re all part of the same organizations selling this. And I think when you’re selling a product that is part of your same organization, I think you feel a greater ownership in it.“5

Combination with Willis Could Damage Healthcare Exchange Growth

Furthermore, there are concerns that the combination with Willis could impair the Exchange business due to uncertainty about the reaction of smaller brokers to prospective partnership with a competitor (Willis Group). Namely, analysts have cited fears that these independent brokerage competitors will stop selling Liazon.6 While TW management has countered that the platform’s superiority will ultimately supersede such concerns and be sufficient to maintain these relationships7, it could prove challenging and only further augments the case against the Willis proposal.

Standalone Alternative Lets TW Shareholders Capture Full Upside of This Growing ‘Crown Jewel’

This compares favorably to the proposed transaction, which would more than halve this upside in exchange for a negative change of control premium of 9% as TW is taken-under.

“It’s the single most exciting opportunity that I’ve seen in my lifetime”

-Towers Watson CEO, John Haley, referring to the Exchange business, USA Today 10/30/2013

1. Source: Company filings

2. J.P. Morgan Research, “Towers Watson Delivers Another Earnings Beat and Raise; Exchange Momentum Steady,” 5/5/2015

3. See “Willis Group Holdings Plc and Towers Watson & Co Merger Call” 6/30/2015

4. Id.

5. Id.

6. Deutsche Bank Research, “Exchange Enrollment Tracking Below our Estimates,” 8/11/2015

7. Janney Montgomery Research, “WSH: Resetting the Bar with Towers Watson Deal,” 6/30/2015

25 East Erie Street Chicago, IL 60611-2703 www.driehaus.com

FOR IMMEDIATE RELEASE	News Release

Media Contact:

Bradley Dawson

Vice President, Marketing and Product Development

312.587.3844

bdawson@driehaus.com

Driehaus Capital Management Issues Open Letter to Towers Watson Shareholders Opposing its Proposed Transaction with Willis Holdings

CHICAGO, Ill., September 14, 2015 – Driehaus Capital Management, a Chicago-based investment adviser of funds that own 697,000 shares of Towers Watson & Company (NASDAQ: TW), released an open letter to its fellow TW shareholders regarding TW’s proposed transaction with Willis Holdings Group plc (NYSE: WSH). Driehaus states that it intends to vote the shares owned by the Driehaus funds against the proposed transaction. The letter and an accompanying paper explain why the proposed transaction does not adequately compensate TW shareholders.

The full text of the letter is provided below:

September 14, 2015

Fellow Towers Watson & Company Shareholders,

Driehaus Capital Management LLC is the investment adviser for funds that own 697,000 shares of Towers Watson. We have issued a white paper that provides detailed analysis of the proposed transaction and outlines for all Towers Watson & Company (TW) shareholders a decisive case for why it’s in the interests of TW shareholders to vote against the proposed Willis Holdings Group plc (WSH) transaction.

The following is a summary of some of the white paper’s key points. To read the white paper in its entirety, please click here. (Link: http://driehauscapitalmanagement.com/pdf/strategies/Driehaus-TW-White-Paper-0915.pdf)

THE STANDALONE ALTERNATIVE OFFERS SUPERIOR VALUE TO TOWERS WATSON SHAREHOLDERS

•	The standalone alternative offers TW shareholders between 39%-53% more value than the proposed combination with Willis Group

•	Towers Watson shares have declined by 15% since the transaction was announced, reflecting the value-destructive nature of the combination

THE PROPOSED EQUITY SPLIT TRANSFERS VALUE FROM TOWERS WATSON SHAREHOLDERS TO WILLIS STAKEHOLDERS

•	The offer was made at a 9% discount, representing a ‘takeunder;’ Towers Watson is the only US target this year not to receive a premium

•	The proposal ignores Towers Watson’s superior growth prospects and market valuation and implies a significant enterprise value premium for Willis Group despite WSH’s material operational challenges

SYNERGY VALUATIONS ARE MATERIALLY INFLATED AND FAIL TO COMPENSATE FOR VALUE DESTRUCTION

•	Management’s estimates of net present value synergies are grossly inflated because they use P/E for capitalization; when capitalized at a realistic multiple, synergies are blatantly insufficient to bridge the value-destruction gap

THE PROPOSAL EXPOSES SHAREHOLDERS TO A RISKY AND DEBT-LADEN WILLIS RESTRUCTURING

•	After three years of operating margin contraction, Willis announced a four-year $410 million restructuring plan in April 2014. The plan is unproven and exposes TW shareholders to material risk

•	Willis Group’s debt/EBITDA is more than 3x; prior to the announcement, the company faced a prospective downgrade to non-investment grade amid continued credit-metric deterioration

The transaction proposed by Willis Holdings Group will destroy value for Towers Watson & Company’s shareholders. Once again, we urge fellow shareholders to vote against this proposal.

Sincerely,

K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Alternative Strategies	Assistant Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

About Driehaus Capital Management

Driehaus Capital Management LLC is a privately-held, independent investment adviser with $10 billion in assets under management as of August 31, 2015. The firm manages global, emerging markets, and US growth equity, hedged equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit www.driehaus.com.

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of September 14, 2015 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for funds that own 697,000 shares of Towers Watson & Co. (TW) and have sold short shares of Willis Group Holdings plc (WSH) as of September 14, 2015. Holdings are subject to change, and Driehaus may buy shares of TW or WSH or sell, including sell short, shares of TW or WSH at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

Driehaus is not soliciting proxies relating to the TW shareholder meeting and does not have the authority to vote your proxy. Driehaus urges TW shareholders to vote against the proposed transaction.